May 1, 2009

VIA EDGAR CORRESPONDENCE AND FACSIMILE
Mr. Dennis C. Hult
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           ISCO International, Inc.
Form 8-K
Filed April 16, 2009
File No. 001-22302

Dear Mr. Hult:

On behalf of ISCO International, Inc. (the “Company”), we are writing in response to your letter dated April 20, 2009, regarding the Company’s Current Report on Form 8-K filed on April 16, 2009, File No. 001-22302 (the “Form 8-K”). To facilitate your review of our response, we are including your comments in boldface, followed by our response.

•	Please tell us when Virchow was hired and the scope of the work they were hired to perform. Also, tell us if they were used for other accounting projects, if so, please discuss.

RESPONSE:  Virchow Krause & Company, LLP (“Virchow Krause”) was engaged on January 16, 2009 to provide consulting services to the Company specifically related to the application of FASB Interpretation 46R, Consolidation of Variable Interest Entities (“FIN 46R”), in connection with the sale of the Company’s wholly-owned subsidiary, Clarity Communication Systems Inc. (“Clarity”), to TAA Group Inc. (“TAA”) on December 5, 2008 (the “Clarity Sale”). Other than the consulting arrangement described above, Virchow Krause was not used by the Company for any accounting projects prior to its engagement as the Company’s independent registered public accounting firm on April 15, 2009.

•
With regards to the Clarity issue, tell us who developed the original conclusion that the company would not be required to consolidate TAA’s results in the Company’s December 31, 2008 financial statements.

RESPONSE:  The Company developed the original conclusion that TAA should not be included in the Company’s consolidated results for the year ended December 31, 2008.

•	Explain the extent of Virchow’s involvement on the telephone calls with Grant Thornton. For example, explain if Virchow spoke on behalf of the company.

RESPONSE:  The telephone calls with Grant Thornton LLP were led by the Company, with Virchow Krause providing technical guidance where necessary.  Virchow Krause representatives spoke in their capacity as independent consultants to the Company, and not on behalf of the Company, in support of the Company’s position.

The Company hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide further information or assistance to facilitate your review.  Please direct any questions concerning our responses to your questions and comments to me at (847) 391-9412.

ISCO International, Inc.

By:	/s/ Gary Berger
Name: Gary Berger
Date: May 01, 2009
Title: Chief Financial Officer

cc:           Gordon E. Reichard, Jr., CEO of ISCO International, Inc.
Angela J. Crane, Securities and Exchange Commission
Martin James, Securities and Exchange Commission
Scott Riser, Virchow, Krause & Company, LLP
Scott L. Glickson, McGuireWoods LLP
Rachel Williams Mantz, McGuireWoods LLP